CUSIP No. 83362P102

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Social Reality, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

83362P102
(CUSIP Number)

Mr. Martin A. Sumichrast 4521 Sharon Road, Suite 450 Charlotte, NC 28211 (704) 366-8181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 83362P102

(1)	NAMES OF REPORTING PERSONS
Martin A. Sumichrast

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
23,929 shares

	(8)	SHARED VOTING POWER
3,927,500 shares

	(9)	SOLE DISPOSITIVE POWER
23,929 shares

	(10)	SHARED DISPOSITIVE POWER
3,927,500 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,551,429 shares

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☑

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.001 per share, of Social Reality, Inc., a Delaware corporation (the “Issuer”).  The Issuer's principal executive offices are located at 456 Seaton Street, Los Angeles, CA  90013.

Item 2.

Identity and Background.

The Reporting Person is Martin A. Sumichrast.  Mr. Sumichrast's business address is 4521 Sharon Road, Suite 450, Charlotte, NC  28211.  The Reporting Person is Vice Chairman and co-founder of Siskey Capital, LLC, a North Carolina limited liability company ("Siskey Capital").

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

Working capital of each of Siskey Capital, Carolina Preferred Technology Investments, LLC, a North Carolina limited liability company ("Carolina Preferred"), Siskey Capital Opportunity Fund, LLC, a Delaware limited liability company ("Opp Fund") and Siskey Capital Opportunity Fund II, LLC, a North Carolina limited liability company ("Opp Fund II") as to each entity's ownership interest set forth below.

Item 4.

Purpose of Transaction.

All of the Issuer’s securities owned by each of Siskey Capital, Carolina Preferred, Opp Fund and Opp Fund II were acquired for investment purposes only and are being held as a long-term investments.  These securities were acquired prior to the Reporting Person becoming a member of the Issuer's Board of Directors.

On January 28, 2016 Siskey Capital purchased 58,750 shares of the Issuer's Class A common stock and Opp Fund II purchased 58,750 shares of the Issuer's Class A common stock from the Issuer in private transactions exempt from registration under Securities Act of 1933, as amended, in reliance on an exemption provided by Section 4(a)(2) of that act.  The purchase price in both of these transactions was $1.00 per share.

On February 23, 2016 the Reporting Person was awarded restricted stock grants of totaling 8,929 shares of the Issuer's Class A common stock as partial compensation for his services as a director of the Issuer during 2016.

The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

The number of shares of the Issuer's Class A common stock beneficially owned by the Reporting Person includes:

(i)

15,000 shares underlying an option granted to the Reporting Person which is exercisable at $1.19 per share and which expires on January 16, 2019;

(ii)

8,929 outstanding shares held by the Reporting Person;

(iii)

an aggregate of 1,308,750 shares held by Siskey Capital, including 1,083,750 shares which are presently outstanding and 225,000 shares issuable upon the exercise of a warrant held by Siskey Capital;

(iv)

1,410,000 outstanding shares held by Carolina Preferred;

(v)

an aggregate of 300,000 shares held by Opp Fund, including 150,000 shares which are presently outstanding and 150,000 shares issuable upon the exercise of a warrant held by Opp Fund; and

(vi)

an aggregate of 1,508,750 shares held by Opp Fund II, including 1,283,750 shares which are presently outstanding and 225,000 shares issuable upon the exercise of a warrant held by Opp Fund II.

The number of shares of Class A common stock beneficially owned excludes (i) 733,000 shares underlying common stock purchase warrants held by Carolina Preferred, and (ii) 500,000 shares underlying common stock purchase warrants held Opp Fund II.  Under the terms of the warrants, the respective holders may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of the Issuer’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the respective holder’s option upon 61 days notice to the Issuer.

The Reporting Person in his position at Siskey Capital has shared right to direct the vote and disposition of securities owned by Siskey Capital.  SCAP Management Group, LLC, a North Carolina limited liability company, is the managing member of Carolina Preferred, Opp Fund and Opp Fund II.  The Reporting Person in his position at SCAP Management Group, LLC has shared right to direct the vote and disposition of securities owned by each of Carolina Preferred, Opp Fund and Opp Fund II.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 24, 2016	/s/ Martin A. Sumichrast
Martin A. Sumichrast